Shinhan Financial Group 1H 2009 Operating Results

On July 29, 2009 Shinhan Financial Group (“SFG”) announced its operating results for the six month period ended on June 30, 2009. Below are the key figures we announced through a fair disclosure. The IR presentation materials are available on our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea and are to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by external auditors, contents are subject to change in the due course of the reviewing process.

1. Operating Results of Shinhan Financial Group (consolidated) (in KRW million)

	1H 2009 (6months)	1H 2008 (6months)	Chg %
Operating Revenue	32,430,125	20,704,635	56.6%
Operating Income	841,829	2,007,065	-58.1%
Continuing Operations Income Before Income Tax	850,003	2,015,509	-57.8%
Net Income	557,784	1,411,631	-60.5%

	2Q 2009	1Q 2009	Chg %	2Q 2008	Chg %
Operating Revenue	10,174,036	22,256,089	-54.3%	9,614,954	5.8%
Operating Income	638,900	202,929	214.8%	1,142,847	-44.1%
Continuing Operations Income Before Income Tax	647,965	202,038	220.7%	1,104,778	-41.3%
Net Income	439,666	118,118	272.2%	791,278	-44.4%

2. Operating Results of Shinhan Bank (non-consolidated) (in KRW million)

	1H 2009 (6months)	1H 2008 (6months)	Chg %
Operating Revenue	27,724,958	15,965,463	73.7%
Operating Income	410,825	1,216,210	-66.2%
Continuing Operations Income Before Income Tax	405,360	1,166,312	-65.2%
Net Income	275,724	875,728	-68.5%

	2Q 2009	1Q 2009	Chg %	2Q 2008	Chg %
Operating Revenue	7,910,702	19,814,256	-60.1%	7,201,996	9.8%
Operating Income	294,667	116,158	153.7%	682,303	-56.8%
Continuing Operations Income Before Income Tax	301,026	104,334	188.5%	640,751	-53.0
Net Income	201,992	73,732	174.0%	493,965	-59.1%

3. Operating Results of Shinhan Card (non-consolidated) (in KRW million)

	1H 2009 (6months)	1H 2008 (6months)	Chg %
Operating Revenue	1,783,831	2,076,265	-14.1%
Operating Income	466,917	750,182	-37.8%
Income before income taxes	467,654	799,814	-41.5%
Net Income	367,090	578,968	-36.6%

	2Q 2009	1Q 2009	Chg %	2Q 2008	Chg %
Operating Revenue	969,503	814,328	19.1%	1,008,826	-3.9%
Operating Income	295,839	171,078	72.9%	360,906	-18.0%
Income before income taxes	294,608	173,046	70.2%	361,089	-18.4%
Net Income	224,521	142,569	57.5%	261,496	-14.1%